UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Miromatrix Medical Inc.

(Name of Subject Company)

Miromatrix Medical Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

Jeff Ross
Chief Executive Officer
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

(952) 942-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven C. Kennedy

Michael A. Stanchfield

Brandon A. Mason

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Miromatrix Medical Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023 (as amended or supplemented from time to time, the “Recommendation Statement”). The Recommendation Statement relates to the tender offer by Morpheus Subsidiary Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of United Therapeutics Corporation (“Parent”), a Delaware public benefit corporation, to purchase all of the outstanding shares of common stock of the Company, par value $0.00001 per share (the “Shares”), for (a) $3.25 per Share in cash, plus (b) one contractual contingent value right per Share, representing the right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone on or prior to December 31, 2025, subject to and in accordance with the terms of a contingent value rights agreement to be entered into by Parent and Continental Stock Transfer & Trust Company, a New York corporation, or another rights agent mutually agreeable to Parent and the Company, in each case, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in an offer to purchase, dated as of November 13, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Recommendation Statement, respectively, and are incorporated herein by reference. The Offer will expire one minute after 11:59 p.m., New York City time, on December 11, 2023, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) following (and including the day of) the commencement of the Offer, unless the Offer is otherwise extended or earlier terminated.

Except as otherwise set forth below, the information set forth in the Recommendation Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Recommendation Statement. This Amendment is being filed to reflect certain updates as set forth below.

Item 8 of the Recommendation Statement is hereby amended and supplemented as follows:

•	By amending and restating the first paragraph in the sub-section titled “Item 8. Additional Information — (g) Annual and Quarterly Reports.” as follows:

“For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023, filed with the SEC on May 11, 2023, August 14, 2023, and November 14, 2023, respectively, each of which can be obtained without charge from the SEC’s website at www.sec.gov.”

Item 9. Exhibits.

Item 9 of the Recommendation Statement is hereby amended by inserting the following Exhibit below (a)(5)(C) as Exhibit (a)(5)(C).

Exhibit No.	Description

(a)(5)(C)	Press Release, dated November 14, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2023	MIROMATRIX MEDICAL INC.

	By:	/s/ James Douglas
	Name:	James Douglas
	Title:	Chief Financial Officer